UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(April 29, 2011)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2011

2.

Financial Statements for the Three Months ended March 31, 2011

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: April 29, 2011

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports First Quarter 2011 Financial Results

TORONTO, April 29, 2011 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in “connected and protected” mobile healthcare communications, reported its first quarter 2011 results for the period ended March 31, 2011. All dollar amounts are in U.S. dollars.

Effective for the 2010 fiscal year, the company has adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and U.S. reporting requirements, and in this release has restated comparative historical periods accordingly.

Financial Highlights

Revenues for the first quarter were $444,000, compared to $576,000 in the same period a year ago. Revenues in the first quarter of 2011 included $382,000 from the company’s license and reseller agreement with Mihealth Global Systems while revenues in the first quarter of 2010 included $346,000 from the company’s license and VAR agreement with Intersections, Inc., (Nasdaq: INTX) a global provider of consumer and corporate identity risk management services.

Net loss in the first quarter was $1.1 million or $(0.03) per share, compared to $1.0 million or $(0.02) per share in the same period a year ago. First quarter 2011 net loss included non-cash items of $166,000 in stock-based compensation, $14,000 in depreciation, and a foreign exchange gain of $25,000. This compares to non-cash items in the same year-ago quarter of $223,000 in stock-based compensation, $16,000 in depreciation, and a foreign exchange gain of $188,000.

Cash and cash equivalents at March 31, 2011 were $11.2 million and $12.5 million at December 31, 2010.

Operational Highlights

•

During the first quarter the company remained focused on the key elements of its mobile health strategy, which include/s introducing new products and product enhancements, creating customized mobile health applications, and expanding its network of healthcare partners.

•

Based on the strong progress of its Mihealth pilot program, in January, the company entered into a five-year, $5 million exclusive Canadian reseller agreement with Mihealth Global Systems for our MobiSecure health solutions. This new relationship, subject to certain termination rights, enables the company to focus on the large opportunities in the U.S., while Mihealth serves Canada and other international markets. Under the new agreement, Mihealth will initially make the solution tested in North Bay available to medical clinics in Ontario, then eventually throughout Canada.

•

Diversinet’s board of directors renewed CEO Wahbe’s employment agreement for an additional year (until March 31, 2012). The board believes his leadership will continue to be important to Diversinet’s success in the healthcare marketplace.

•

In February, Diversinet announced enhancements to the MobiSecure Platform with more than 50 new features. The improvements also extend support to 70 additional smart phones and tablets, strengthen security compliance and enable faster deployment.

•

In March, the company introduced Clinical Communicator, a new application that enables secure mobile communication between healthcare professionals and patients. It is a HIPAA compliant clinical solution that increases clinician productivity and enhances patient outcomes.

“In the first quarter of 2011, we continued to leverage our proven secure mobile solutions in the rapidly-growing wireless health and mHealth marketplace, and build upon the strong foundation of accomplishments we made in 2010,” stated Albert Wahbe, Diversinet’s chairman and CEO.

 “As we advance through 2011, we expect more doors to open to us, as we continue to benefit from the strengthening, widespread market demand for the secure mobilisation of health information, driven by the clear economics for healthcare organizations.”

Financial Summary

	Q1 2011	Q1 2010
Revenues	$444,250	$575,724
Cost of revenues	6,031	19,704
Gross margin	438,219	556,020

Expenses
Research and development	716,059	827,854
Sales and marketing	412,783	372,361
General and administrative	443,200	548,649
Depreciation	14,409	15,705
	1,586,451	1,764,569
Loss before the undernoted	(1,157,832)	(1,208,549)
Foreign exchange gain	25,185	187,856
Interest income	12,127	16,112
Net loss for the period	$(1,110,920)	$(1,004,581)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.02)

Cash and cash equivalents	$11,180,694	$11,913,804
Total assets	$11,487,246	$12,184,670
Total current liabilities	$393,148	$441,022
Total shareholders’ equity	$11,094,098	$11,743,648

Weighted average basic and fully diluted common shares outstanding	42,325,727	48,500,871

For complete financial statements, including the notes and management’s discussion and analysis, please visit the investors section on our website at www.diversinet.com/AboutUs/Investors.html.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides a patented and proven secure application platform that enables healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to anyone, anytime, anywhere. Diversinet’s MobiSecure® platform helps payers and providers meet growing needs for safe, convenient, on-the-go storage and sharing of personal health data. Connect with Diversinet Corp. at www.diversinet.com. Its tagline is “Healthcare. Connected and Protected.”

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. MobiSecure is a registered trademark of Diversinet Corp.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

rboth@liolios.com

Diversinet Corp.
INTERIM CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	March 31	December 31
	2011	2010
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	11,180,694	12,458,750
Accounts receivable	-	75,150
Prepaid expenses	98,821	52,773
Total current assets	11,279,515	12,586,673
Property and equipment, net	207,731	180,983
Total assets	11,487,246	12,767,656

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	170,438	143,253
Accrued liabilities (note 3)	165,793	562,994
Deferred revenue	56,917	45,167
Total current liabilities	393,148	751,414

Shareholders’ equity
Share capital (note 4)	85,683,823	85,583,198
Additional paid-in capital	19,423,060	19,346,409
Share purchase warrants (note 4)	32,742	21,242
Deficit	(92,524,806)	(91,413,886)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	11,094,098	12,016,242
Total liabilities and shareholders’ equity	11,487,246	12,767,656

Commitments and contingencies (note 6)

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2011	2010
	$	$

Revenues	444,250	575,724
Cost of revenues	6,031	19,704
Gross margin	438,219	556,020

Expenses
Research and development	716,059	827,854
Sales and marketing	412,783	372,361
General and administrative	443,200	548,649
Depreciation	14,409	15,705
	1,586,451	1,764,569
Loss before the undernoted	(1,148,232)	(1,208,549)
Foreign exchange gain	25,185	187,856
Interest income	12,127	16,112
Loss for the period and comprehensive loss	(1,110,920)	(1,004,581)

Basic and diluted loss per share (note 5)	(0.03)	(0.02)
Weighted average basic common shares outstanding	42,325,727	48,500,871
Weighted average fully diluted common shares outstanding	42,325,727	48,500,871

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[in United States dollars]
(Unaudited)

Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Retained Earnings (Deficit)	Cumulative Translation Adjustment	Shareholders’ Equity
$	$	$	$	$	$

Balance December 31, 2009	94,276,106	7,940,124	7,732	(93,281,160)	(1,520,721)	7,422,081
Net loss				(1,004,581)		(1,004,581)
Stock options, warrants exercised	103,439					103,439
Shares issued for services	67,500					67,500
Compensation expense		152,446				152,446
Warrants cancelled or expired			2,763			2,763
Value of options exercised	61,708	(61,708)				-
Balance March 31, 2010	94,508,753	8,030,862	10,495	(94,285,741)	(1,520,721)	6,743,648

Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(1,110,920)		(1,110,920)
Shares issued for services (note 4)	100,625		11,500			112,125
Stock option compensation expense		76,651				76,651
Balance March 31, 2011	85,683,823	19,423,060	32,742	(92,524,806)	(1,520,721)	11,094,098

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

Three months ended March 31
	2011	2010
	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,110,920)	(1,004,581)
Add (deduct) items not requiring an outlay of cash:
Depreciation	14,409	15,705
Foreign exchange gain	(44,010)	(195,374)
Stock based compensation expense (note 4b)	165,776	222,709
Changes in non-cash working capital:
Accounts receivable	75,150	53,757
Prepaid expenses	(46,048)	825
Accounts payable	27,185	90,026
Accrued liabilities	(374,202)	(112,956)
Deferred revenue	11,750	(114,833)
Cash used in operations	(1,280,910)	(1,044,722)

FINANCING ACTIVITIES
Issue of common shares on exercise of options for cash	-	103,438
Cash provided by financing activities	-	103,438

INVESTING ACTIVITIES
Purchase of property and equipment	(41,156)	(8,128)
Cash used in investing activities	(41,156)	(8,128)

Foreign exchange gain on cash held in foreign currency	44,010	195,374
Net decrease in cash and cash equivalents during the period	(1,278,056)	(754,038)
Cash and cash equivalents, beginning of the period	12,458,750	12,667,842
Cash and cash equivalents, end of the period	11,180,694	11,913,804

Supplemental cash flow information:
Interest received	12,127	16,112
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 4a)	100,625	67,500

Cash and cash equivalents is comprised of:
Cash	737,457	841,941
Cash equivalents	10,443,237	11,071,863
	11,180,694	11,913,804

See accompanying notes to unaudited interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US dollars)
Three months ended March 31, 2011

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
(b) Basis of presentation

Effective December 31, 2010, the Company adopted U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  The Company historically prepared its annual and interim consolidated financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP changed to International Financial Reporting Standards (“IFRS”) effective for public companies for periods beginning January 1, 2011.  The decision to adopt U.S.GAAP has been approved by the Company’s Board of directors after due consideration of benefits and disadvantages of reporting under U.S. GAAP versus IFRS.  All comparative financial information contained herein has been restated to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP.

The unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the 2010 annual audited financial statements of the Company.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2011 and the results of operations and cash flows for the three months ended March 31, 2011 and 2010.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(c) Revenue recognition

The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) License revenue:  The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectability is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commitments to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product

(ii) Service revenue:  Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:  Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software.  Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:  Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(d) Adoption of new accounting standards:

Effective January 1, 2011, the Company adopted Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue no. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2011, the Company adopted Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position no. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  The application of this standard did not have an impact to the Company’s financial statements.

(e) Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets, recoverability of fixed assets and the recognition of contingencies.  Actual results could differ from those estimates.

(f) Fair value of financial instruments:

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2010 and 2009.

2. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless and healthcare solutions and related products and services.  As at March 31, 2011 100% (100% - 2010) of the capital assets were located in Canada.  For the three month period ended March 31, 2011, one customer contributed 86% of the total revenue (two customers contributed 60%, and 35% of the total revenue, for the same period in 2010).

Revenue is attributable to geographic location, based on the location of the customer, as follows:

	March 31, 2011	March 31, 2010
	$	$
United States	36,250	548,224
Asia	26,000	26,000
Canada	382,000	1,000
Other	-	500
	444,250	575,724

Revenue is attributable to product and services as follows:
	March 31, 2011	March 31, 2010
	$	$
Consulting services	47,750	64,890
Licensing	396,500	510,834
	444,250	575,724

3. Accrued liabilities	March 31, 2011	December 31, 2010
Compensation	$42,533	$401,573
Professional fees	62,493	76,473
Miscellaneous	60,767	89,948
	$165,793	$562,994

4.  Share capital

(a) Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2010	280,000	$21,242	42,285,171	$85,583,198
Shares issued (i)	-	-	75,000	34,500
Employee bonus (ii)	-	-	50,000	23,000
Board compensation (iii)	-	-	93,750	43,125
Warrants expense and expired (iv)	-	11,500	-	-
Balance, March 31, 2011	280,000	$32,742	42,503,921	$85,683,823

(i)On April 2, 2008, Mr. Wahbe entered into a three year employment agreement, which was renewed for a further one year period in April 2011, to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during the three months ended March 31, 2011 under this agreement was $34,500 representing the issuance of 75,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(ii) On January 17, 2011 common shares were issued to an employee in lieu of cash bonuses.  The fair value of the shares is based on the Company’s common share price on the day the shares were issued.

(iii) On March 31, 2011 the Company issued 18,750 common shares to each non-management board member in lieu of cash compensation, totalling 93,750 common shares for the quarter.

(iv) Amount related to warrants vesting during the period.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.75 - $1.00	280,000	120,000	1.77

(b) Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 7,584,362 common shares (being 9,558,476 in the plan less 1,974,114 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the three month period ended March 31, 2011 is presented below:

	Number outstanding
Outstanding, beginning of period	5,184,813
Exercised	-
Cancelled and forfeited	(126,917)
Issued	695,000
Outstanding, end of period	5,752,896
Exercisable, end of period	2,875,238

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.36 - $0.49	2,394,924	705,782	3.79
$0.50 - $0.60	2,408,788	1,223,084	2.06
$0.70 - $1.01	949,184	946,372	1.20
	5,752,896	2,875,238	2.64

During the three months ended March 31, 2011 the Company recorded stock-based compensation expense of $188,776 (2010 - $222,709), related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

During the three months ended March 31, 2011 the Company has granted 695,000 options (March 31, 2010 – 7,500).  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2011 was $0.37 (March 31, 2010 - $0.55).  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31	2011		2010
Risk-free interest rate	1.98%		2.89%
Volatility factor of the future expected market price	103%		102%
Weighted average expected life of options	5 years		5 years

As of March 31, 2011, there was $1,154,362 unrecognized compensation cost related to Company’s stock options that is expected to be recognized over a period of 1.7 years.

5. Basic and diluted loss per share

Basic loss per share has been calculated by dividing net loss for the period by the weighted average number of shares outstanding during each period.  Diluted loss per share has been calculated by dividing net loss for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted loss per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended March 31
	2011	2010
Numerator:
Net loss available to common shareholders	$(1,110,920)	$(1,004,581)

Denominator:
Weighted average shares: basic	42,325,727	48,500,871
Effect of outstanding stock options and warrants	-	-
Weighted average shares: fully diluted	42,325,727	48,500,871

Net loss per share: basic	$(0.03)	$(0.02)
Net loss per share: fully diluted	$(0.03)	$(0.02)

6. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2011	188,807
2012	144,710
2013	65,041
2014	66,493
2015	67,944
2016	63,492
$596,487

During the three months ended March 31, 2011, the Company recorded rent expense of $61,354 (2010 - $59,095).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with United States generally accepted principles (“U.S. GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2010, and our Quarterly Report for the period ended March 31, 2011, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at April 29, 2011.

EXECUTIVE OVERVIEW

Our Business and Strategy

Diversinet Corp. (Healthcare. Connected and Protected) provides applications that securely connect people with their information – anyway, anytime and anywhere.  Diversinet is focusing on healthcare, connecting users to their healthcare information through providers and payers.  Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records.

Founded in 1997 and based in Toronto, Canada, Diversinet offerings are derived from personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, tablets and personal computers.  Our scalable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure® Publisher (formerly Wallet and Vault), to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure SoftToken enables health care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure mTokens (One Time Passwords) are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including Apple iOS, Android, Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure mClient is a client-side secure container application, which can access or hold confidential personal information and access information via fax, email and SMS.  It operates in concert with the MobiSecure Publisher, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Publisher provides large file storage and backup to the MobiSecure mClient and is accessible through web service interfaces and adaptors.  Diversinet’s MobiSecure SMS enables the exchange of sensitive information instantly via any mobile device in a secure and trusted environment.  It’s ideal for individuals without data plans.  The SMS product consists of mText (mobile client) and a secure SMS gateway.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

In January 2011 we entered into a five year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada.  Furthermore, Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States.  Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market.  Diversinet has received annual minimum commitments of $400,000 for year 1, and is to receive $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5.  Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.  Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance.  The VAR has been renewed without the minimum license fees and Intersections continues to use our software.

2011 Quarterly Highlights

During the first quarter we remained focused on the key elements of our mobile health strategy, which includes introducing new products and product enhancements, creating customized mobile health applications, and expanding its network of healthcare partners.  Based on the strong progress of its Mihealth pilot program, in January 2011 we entered into a five year reseller agreement with Mihealth which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada.  Furthermore, Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States.  Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market.  Diversinet has received annual minimum commitments of $400,000 for year 1, and is to receive $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5.  Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.  Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.  This new relationship enables us to focus on the large opportunities in the U.S., while Mihealth Global Systems serves Canada and other international markets. Under the new agreement, Mihealth will initially make the solution tested in North Bay available to medical clinics in Ontario, then eventually throughout Canada.

Diversinet’s board of directors renewed Albert Wahbe’s employment agreement for an additional year (until March 31, 2012). The board believes his leadership will continue to be important to Diversinet’s success in the healthcare marketplace.

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas.  The lease, which will begin upon completion of construction by the landlord on or about May 1, 2011 and is for 68 months including two months of beneficial occupancy, for our sales office expires on or about October 2016.

In February 2011, we announced enhancements to the MobiSecure Platform with more than 50 new features. The improvements also extend support to 70 additional smart phones and tablets, strengthen security compliance and enable faster deployment.

In March 2011, we introduced Clinical Communicator a new application that enables secure mobile communication between healthcare professionals and patients. It is a Health Insurance Portability and Accountability Act (HIPAA) compliant clinical solution that increases clinician productivity and enhances patient outcomes.

RESULTS OF OPERATIONS

Revenues

For the three months ended March 31, 2011, we reported revenues of $444,000 compared to revenues of $576,000 for the quarter ended March 31, 2010.  Revenues in the first quarter of 2011 included $382,000 from our license and reseller agreement with Mihealth while revenues in the first quarter of 2010 included $346,000 from our license and VAR agreement with Intersections, Inc., (Nasdaq: INTX) a global provider of consumer and corporate identity risk management services.

During the three months ended March 31, 2011, the Company generated $48,000 (2010 - $65,000) from consulting services and $397,000 (2010 – $511,000) from licensing.  For the three months ended March 31, 2011, consulting revenues included delivery of $14,000 in support to MiHealth and $5,000 to Intersections.  License revenues were $369,000 from MiHealth and $27,000 from HealthPartners.  For the three months ended March 31, 2010 revenues included deliveries of $17,000 in statements of work to AllOne. License revenues were $183,000 from AllOne and $325,000 from Intersections.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We derived 8% of our revenues from the U.S. market for the three months ended March 31, 2011 (95% for 2010).

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended March 31, 2011 were $6,000 (or gross margin of 99%) compared with $20,000 (or gross margin of 97%) for the three months ended March 31, 2010.  License revenues for Q1 2011 represented 90% (2010 – 89%) of total revenues.  The higher margin in 2010 is the result of overall revenues being comprised of a larger percentage of license revenues.  This represents the direct costs, including salaries, associated with completing consulting services revenue.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses were $716,000 in the three months ended March 31, 2011 compared to $828,000 in the three months ended March 31, 2010. During the first three months 2011, the development department redeployed part of its resources to perform professional services work to customize our products as required under our statements of work and customer agreements.  As a result, during the three months ended March 31, 2011 $4,000 (2010 - $6,000), were allocated to cost of revenues.  Research and development costs were lower in the first three months of 2011 by $112,000 partially due to $77,000 decrease in salaries as a result of a decrease in headcount from 31 in 2010 to 27 in 2011 and $17,000 decrease in professional fees.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $413,000 in the first quarter of 2011 compared to $372,000 in the first quarter of 2010.  The increase in sales and marketing costs of $41,000 over 2010 was largely due to a $40,000 increase in marketing expenses including increased trade show presence.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $443,000 for the first quarter of 2011 compared to $549,000 incurred during the similar period of 2010.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options and warrant grants expected to vest.  We have recorded stock-based compensation expense of $166,000 for the three months ended March 31, 2011 and $223,000 for the three months ended March 31, 2010.  The decrease in general and administrative expenses in the first quarter of 2011 is partially due to a decrease of $60,000 in professional fees.

Depreciation

Depreciation expense in the first quarter of 2011 was $14,000 compared to $16,000 in the first quarter of 2010.  During the first quarter of 2011 capital assets additions of $41,000 relate to computer equipment and a marketing tradeshow booth display.

Foreign Exchange and Interest Income

We have reported a foreign exchange gain of $25,000 for the three months ended March 31, 2011 compared to a foreign exchange gain of $188,000 for the similar period in 2010.  From December 31, 2010 to the March 31, 2011, the Canadian dollar appreciated $0.0504, resulting in a gain for the quarter.  Furthermore, Cdn/US dollar currency exchange rates have fluctuated from $0.98 in Q1 2010 to 1.0314 in Q1 2011.  We earned interest and other income of $12,000 during first quarter of 2011 compared to $16,000 for the same period in 2010 through investing our excess cash.  Current interest rates for short term investment grade investments remain low.

Net Loss

We reported a net loss of $1,111,000, or $(0.03) per share based on a basic weighted average of 42,325,727 common shares for the three months ended March 31, 2011 compared to a net loss of $1,005,000 or $(0.02) per share based on a weighted average 48,500,871 common shares in the prior year’s first quarter.  The net loss reported for the three months ending March 31, 2011 is consistent with Q1 2010, with a decrease in revenue, offset with overall expenses being modestly lower than the previous period.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at March 31, 2011 were $11,181,000 compared with $11,914,000 at March 31, 2010 and $12,459,000 at December 31, 2010.  The net change in cash and cash equivalents for the first quarter of 2011 was $(1,278,000) compared to $(754,000) for the first quarter of 2010.

The cash used in the first quarter of 2011 is due to operating activities, which used cash in an amount of $1,281,000, including the payment of 2010 employee bonuses in Q1 2011.  This was decreased by the foreign exchange gain on cash held in foreign currency of $44,000. The cash used in the first quarter of 2010 was mainly due to operating activities, which used cash in an amount of $1,045,000.  This was reduced by the foreign exchange gains on cash held in foreign currency of $195,000.  Cash used in investing activities for Q1 2011 and 2010 is the result of the purchase of capital assets of $41,000 and $8,000, respectively.

We believe that our cash and cash equivalents as at March 31, 2011 of $11,181,000 will be sufficient to meet our short-term working capital requirements for at least the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended March 31, 2011:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
March 31, 2011	444	(1,111)	(0.03)
December 31, 2010	106	(1,505)	(0.04)
September 30, 2010	394	(933)	(0.02)
June 30, 2010	3,856	5,135	0.11
March 31, 2010	576	(1,005)	(0.02)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1,056	0.02

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, and stock based compensation. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

In our 2010 Annual Audited Consolidated Financial Statements and Notes thereto as well as in our 2010 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  For the three months ended March 31, 2011 there are no changes to the critical accounting policies and estimates from those found in our 2010 Annual MD&A.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective January 1, 2011, the Company adopted Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue no. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2011, the Company adopted Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position no. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  The application of this standard did not have an impact to the Company’s financial statements.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2011, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of commercial deployment: The Company is focused on the healthcare market, as such our ability to continue operations is also dependent on the acceptance of product and solution offerings.  Longer sales cycles and customer’s unwillingness to adopt new technologies could have an adverse affect could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Mihealth agreement have a risk of cancellation if there is slow customer adoption.  Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

Financial resources:  The Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business beyond 12 months.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at March 31, 2011, one customer accounted for 86% of our quarterly revenues.  With the termination of the AllOne agreement, our agreement with Mihealth and Intersections are currently our only long term agreements.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2011, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2010 and 2009 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at March 31, 2011.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any proceedings may have a material adverse impact on our business and financial condition.